UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

JBT Marel Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34036

(State or other jurisdiction of incorporation)	(Commission file number)

70 West Madison Street, Suite 4400, Chicago, Illinois	60602

(Address of principal executive offices)	(Zip code)

James L. Marvin, Executive Vice President, General Counsel and Assistant Secretary
(312) 861-5900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosures and Report

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”), JBT Marel Corporation (“JBT Marel”) has filed this Specialized Disclosure Report (“Form SD”) and the associated Conflict Minerals Report and both reports are posted on the Company's website (https://www.jbtc.com/conflict-minerals-policy/). JBT Marel has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 1.02 Exhibit

JBT Marel has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JBT Marel Corporation

By:	/s/ Jessi L. Corcoran	Date: May 30, 2025
Name:	Jessi L. Corcoran
Title: Senior Vice President, Chief Accounting Officer